40-33

AIM INVESTMENTS SM

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

Branch 18
811-7758

SEC MAIL PROCESSING RECEIVED DEC 22 2003 WASH. D.C. 155 SECTION

03044096

December 17, 2003

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP, PLC, INVESCO Funds Group, Inc., and the following persons:

INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund (formerly known as International Blue Chip Value Fund)
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
AIM INVESCO S&P 500 Index Fund
INVESCO Small Cap Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
AIM Money Market Fund
AIM INVESCO Tax-Free Money Fund
AIM INVESCO Treasurers Money Market Reserve Fund
AIM INVESCO Treasurers Tax-Exempt Reserve Fund
AIM INVESCO Government Money Fund
INVESCO Advantage Fund
INVESCO Balanced Fund
INVESCO European Fund
INVESCO Growth Fund
INVESCO High Yield Fund
INVESCO Growth & Income Fund
INVESCO Real Estate Opportunity Fund
INVESCO Select Income Fund
INVESCO Tax-Free Bond Fund
INVESCO Telecommunications Fund
INVESCO US Government Securities Fund
INVESCO Value Fund
INVESCO Latin American Growth Fund
AIM Stock Funds
AIM Counselor Series Trust
AIM Sector Funds Inc.
AIM Bond Funds Inc.
AIM Combination Stock and Bond Funds Inc.
AIM Money Market Funds Inc.
AIM International Funds Inc.
Timothy Miller
Raymond Cunningham
Thomas Kolbe

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

S:\srr\Litigation\Fattah v INVESCO\Corr\L-121703SEC.doc
121703 (2) vxv

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP, PLC INVESCO, Funds Group Inc. (an investment adviser) and the following persons, two copies of one pleading in *Jerry Fattah, Custodian For Basim Fattah, Individually and on Behalf of All Others Similarly Situated v. INVESCO Advantage Health Sciences Fund, et al.*, received on or about December 8, 2003.

INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund (formerly known as International Blue Chip Value Fund)
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
AIM INVESCO S&P 500 Index Fund
INVESCO Small Cap Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
AIM Money Market Fund
AIM INVESCO Tax-Free Money Fund
AIM INVESCO Treasurers Money Market Reserve Fund
AIM INVESCO Treasurers Tax-Exempt Reserve Fund
AIM INVESCO Government Money Fund
INVESCO Advantage Fund
INVESCO Balanced Fund
INVESCO European Fund
INVESCO Growth Fund
INVESCO High Yield Fund
INVESCO Growth & Income Fund
INVESCO Real Estate Opportunity Fund
INVESCO Select Income Fund
INVESCO Tax-Free Bond Fund
INVESCO Telecommunications Fund
INVESCO US Government Securities Fund
INVESCO Value Fund
INVESCO Latin American Growth Fund
AIM Stock Funds
AIM Counselor Series Trust
AIM Sector Funds Inc.
AIM Bond Funds Inc.
AIM Combination Stock and Bond Funds Inc.
AIM Money Market Funds Inc.
AIM International Funds Inc.
Timothy Miller
Raymond Cunningham
Thomas Kolbe

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Fattah v INVESCO\Corr\L-121703SEC.doc
121703 (2) vxv

SUMMONS IN A CIVIL ACTION

United States District Court
for the District of Colorado

Civil Action N imber:

03-F-2456 (CBS)

JERRY FATTAH, Custodian For BASIM FATTAH, Individually and on Behalf of All Others Similarly Situated,

Plaintiffs,

v

SUM MONS

INVESCO ADVANTAGE HEALTH SCIENCES FUND,
INVESCO CORE EQUITY FUND,
INVESCO DYNAMICS FUND,
INVESCO ENERGY FUND,
INVESCO FINANCIAL SERVICES FUND,
INVESCO GOLD & PRECIOUS METALS FUND,
INVESCO HEALTH SCIENCES FUND,
INVESCO INTERNATIONAL CORE EQUITY FUND (formerly known as INTERNATIONAL BLUE CHIP VALUE FUND,
INVESCO LEISURE FUND,
INVESCO MID-CAP GROWTH FUND,
INVESCO MULTI-SECTOR FUND,
AIM INVESCO S&P 500 INDEX FUND,
INVESCO SMALL COMPANY GROWTH FUND,
INVESCO TECHNOLOGY FUND,
INVESCO TOTAL RETURN FUND,
INVESCO UTILITIES FUND,
AIM MONEY MARKET FUND,
AIM INVESTO TAX-FREE MONEY FUND,
AIM INVESCO TREASURERS MONEY MARKET RESERVE FUND,
AIM INVESCO TREASURERS TAX-EXEMPT RESERVE FUND,
AIM INVESCO US GOVERNMENT MONEY FUND,
INVESCO ADVANTAGE FUND,
INVESCO BALANCED FUND,
INVESCO EUROPEAN FUND,
INVESCO GROWTH FUND,
INVESCO HIGH-YIELD FUND,
INVESCO GROWTH & INCOME FUND,
INVESCO REAL ESTATE OPPORTUNITY FUND,
INVESCO SELECT INCOME FUND,
INVESCO TAX-FREE BOND FUND,
INVESCO TELECOMMUNICATIONS FUND,
INVESCO U S GOVERNMENT SECURITIES FUND,
INVESCO VALUE FUND,
INVESCO;
INVESCO LATIN AMERICAN GROWTH FUND, (collectively known as the "INVESCO FUNDS"),
AIM STOCK FUNDS,
AIM COUNSELOR SERIES TRUST,
AIM SECTOR FUNDS INC ,
AIM BOND FUNDS INC.,

NOTE - This summons is issued pursuant to Rule 4 of the Federal Rules of Civil Procedure

AIM COMBINATION STOCK AND BOND FUNDS, INC., :
AIM MONEY MARKET FUNDS INC., :
AIM INTERNATIONAL FUNDS INC., :
(collectively known as the "INVESCO FUNDS :
REGISTRANTS"), :
AMVESCAP PLC :
INVESCO FUNDS GROUP INC.; :
TIMOTHY MILLER; :
RAYMOND CUNNINGHAM; :
THOMAS KOLBE; :
EDWARD STERN; :
AMERICAN SKANDIA INC.; :
BREAN MURRAY & CO., INC.; :
CANARY CAPITAL PARTNERS, LLC; :
CANARY INVESTMENT MANAGEMENT, LLC, :
CANARY CAPITAL PARTNERS, LTD,; and
JOHN DOES 1-100,
Defendants :

To the above named Defendant: **INVESCO FUNDS GROUP INC.**

You are hereby summoned and required to serve upon BADER & ASSOCIATES, LLC, plaintiff's attorney, whose address is 14426 East Evans Avenue, Suite 200, Denver, Colorado 80014, and file with the Clerk of the Court an answer to the complaint which is herewith served upon you within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

Gregory C. Langham, Clerk

By: ______________________
Deputy Clerk

[SEAL OF COURT]

Date: 12/4/03

Clerk, U.S. District Court, Room A-105 Alfred A. Arraj U.S. Courthouse. 901 19th Street, Denver, Colorado 80294-3589

NOTE: - This summons is issued pursuant to Rule 4 of the Federal Rules of Civil Procedure

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Instructions Regarding
Notice of Availability of a United States Magistrat : Judge
to Exercise Jurisdiction Pursuant to 28 U.S.C. § 636(c), Fe l. R. Civ. P. 73.
and D.C.COLO.LCivR 72.2

Attached please find a copy of the United States District Cou t for the District of Colorado Local Rules of Practice 72.2 (D.C.COLO.LCivR 72.2), a l lotice of Availability of a Magistrate Judge to Exercise Jurisdiction and Consent to the Ex :rcise of Jurisdiction by a United States Magistrate Judge, and a proposed Order of Refere nce.

Pursuant to D.C.COLO.LCivR 72.2, it is the responsibility of the filing party to serve a copy of these instructions, D.C.COLO.LCivR 72.2, and the a tached forms on the opposing party or parties and to file proof of such service with the cc urt. The filing party is the plaintiff when an action is commenced by the filing of a compl iint, the defendant when an action is commenced by the filing of a notice of removal, th : third-party plaintiff when a third-party complaint is filed, or any party that adds an additi)nal party to the civil action.

If ALL parties have consented to this exercise of jurisdiction please file an original and two copies of the Notice and Consent and proposed Order of Ref :rence. In accordance with D.C.COLO.LCivR 72.2D, the Notice and Consent n ust be filed no later than ten days after the discovery cut-off. In cases not requiring disco /ery, the parties shall have 40 days from the filing of the last responsive pleading to fi e their unanimous consent.

If any additional parties are added after the entry of an Order c f Reference to the magistrate judge under 28 U.S.C. § 636(c), the party adding an additi nal party or parties MUST file with the clerk a document titled "Notice," which informs t he clerk that an additional party has or parties have been added. The notice MUST pr ovide the added party's address, or parties' addresses, so that the clerk can serve a cop / of these instructions, D.C.COLO.LCivR 72.2, and attached forms upon the ne vly added party or parties in accordance with D.C.COLO.LCivR 72.2F. This mailing wi l be completed promptly.

You are encouraged to serve the summons and complaint prom ptly so that the added party or parties will understand the reason for being sent the att ched forms from the Clerk's Office.

D.C.COLO.LCivR 72.2
CONSENT JURISDICTION OF MAGISTRATE JUDGES

A. Designation. Pursuant to 28 U.S.C. § 636(c)(1) and subject to the provisions of this rule, all full-time magistrate judges in the District of Colorado are specially designated to conduct any or all proceedings in any jury or nonjury civil matter and order the entry of judgment in the case. This rule, implementing 28 U.S.C. § 636(c) consent jurisdiction in the District of Colorado, does not affect assignments to magistrate judges under other court rules and orders of reference.

B. Prohibition. No judicial officer, court official, or court employee may attempt to influence the granting or withholding of consent to the reference of any civil matter to a magistrate judge under this rule. The form of notice of right to consent to disposition by a magistrate judge shall make reference to the prohibition and shall identify the rights being waived.

C. Notice. Upon the filing of any civil case, the clerk shall deliver to the plaintiff(s) written notice of the right of the parties to consent to disposition of the case by a magistrate judge pursuant to 28 U.S.C. § 636(c) and the provisions of this rule. The written notice shall be in such form as the district judges shall direct. The clerk shall also provide copies of such notice to be attached to the summons and thereafter served upon the defendant(s) in the manner provided by Fed. R. Civ. P. 4. A failure to serve a copy of such notice upon any defendant shall not affect the validity of the service of process or personal jurisdiction over the defendant(s).

D. Unanimous Consent; Determination. Written consent to proceed before a magistrate judge must be filed no later than ten days after the discovery cut-off date. In cases not requiring discovery, the parties shall have 40 days from the filing of the last responsive pleading to file their unanimous consent. When there is such consent, the magistrate judge shall forthwith notify the assigned district judge, who will then determine whether to enter an order of reference pursuant to 28 U.S.C. § 636(c).

E. Reassignment. Upon entry of an order of reference pursuant to 28 U.S.C. § 636(c), the civil action will be reassigned to a magistrate judge by random draw, excluding the magistrate judge previously assigned.

F. Additional Parties. Any party added to the action or served after reference to a magistrate judge under this rule shall be notified by the clerk of the right to consent to the exercise of jurisdiction by the magistrate judge pursuant to 28 U.S.C. § 636(c). If any added party does not file a consent to proceed before a magistrate judge within 20 days from the date of mailing of the notice, the action shall be returned to the assigned district judge for further proceedings.

G. Vacating Reference. The district judge, for good cause shown on the district judge's own initiative or under extraordinary circumstances shown by a party, may vacate a reference of a civil matter to a magistrate judge under this rule.

H. Appeal. Upon entry of a judgment in any civil action on consent of the parties under 28 U.S.C. § 636(c) authority, an appeal shall be directly to the United States Court of Appeals for the Tenth Circuit in the same manner as an appeal from any other judgment of this court.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. ______________________

Plaintiff(s),

v.

Defendant(s).

NOTICE OF AVAILABILITY OF A UNITED STATES MAGISTRATE JUDGE TO EXERCISE JURISDICTION

In accordance with the provisions of 28 U.S.C. § 636(c), Fed. R. Civ. P. 73, and D.C.COLO.LCivR 72.2, you are hereby notified that a United States magistrate judge of this district court is available to handle all dispositive matters in this civil action, including a jury or nonjury trial, and to order the entry of a final judgment. Exercise of this jurisdiction by a magistrate judge, however, is permitted only if all parties voluntarily consent and the district judge orders the reference to a magistrate judge under 28 U.S.C. § 636(c).

You may, without adverse substantive consequences, withhold your consent, but this will prevent the court's jurisdiction from being exercised by a magistrate judge. If any party withholds consent, the identity of the parties consenting or withholding consent will not be communicated to any magistrate judge or to the district judge to whom the case has been assigned.

Pursuant to D.C.COLO.LCivR 72.2, no district judge or magistrate judge, court official, or court employee may attempt to influence the granting or withholding of consent to the reference of any civil matter to a magistrate judge under this rule.

An appeal from a judgment entered by a magistrate judge shall be taken directly to the appropriate United States Court of Appeals in the same manner as an appeal from any other judgment of a district court.

If this civil action has been referred to a magistrate judge to handle certain nondispositive matters, that reference shall remain in effect. Upon entry of an order of reference pursuant to 28 U.S.C. § 636(c), the civil action will be drawn randomly to a magistrate judge, excluding the magistrate judge previously assigned.

CONSENT TO THE EXERCISE OF JURISDICTION BY A UNITED STATES MAGISTRATE JUDGE

In accordance with the provisions of 28 U.S.C. § 636(c), Fed. R. Civ. P. 73, and D.C.COLO.LCivR 72.2, the parties in this civil action hereby voluntarily consent to have a United States magistrate judge conduct any and all further proceedings in the case, including the trial, and order the entry of a final judgment.

Signatures	Party Represented	Date
______________ Print ______________	______________	______________
______________ Print ______________	______________	______________
______________ Print ______________	______________	______________
______________ Print ______________	______________	______________

NOTE: Return the original and a copy of this form to the clerk of the court ONLY IF all parties have consented ON THIS FORM to the exercise of jurisdiction by a United States magistrate judge. Also attach a captioned proposed order. (See attached).

(06/21/02)

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No ____________________

Plaintiff(s),

v

Defendant(s).

ORDER OF REFERENCE PURSUANT TO 28 U.S.C. § 636 (c)

Pursuant to D.C.COLO.LCivR 72.2 on the _______ day of ________________, _______, Magistrate Judge ____________________ notified the court of the parties' unanimous consent to disposition of the above action by a United States Magistrate Judge. Now, therefore, being sufficiently advised,

IT IS ORDERED as follows:

1. The above action is referred for disposition to a magistrate judge pursuant to 28 U.S.C. § 636 (c);

2. The above action will be randomly assigned to a magistrate judge selected by random draw, excluding Magistrate Judge ____________________; and

3. Upon such reassignment, the above case number will be amended to reflect the magistrate judge to whom the case is reassigned.

BY THE COURT:

DATED: ____________________

____
Judge, United States District Court

NOTICE OF REASSIGNMENT

Pursuant to the above order, this civil action is reassigned to United States Magistrate Judge ____________________.

James R. Manspeaker, Clerk
By ____________________, Deputy Clerk

(06/21/02)

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2003 DEC -4 PM 3:25

GREGORY C. LANGHAM
CLERK

BY ______________ DEP. CLK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 03 - -2456

JERRY FATTAH, Custodian For BASIM FATTAH, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

INVESCO ADVANTAGE HEALTH SCIENCES FUND,
INVESCO CORE EQUITY FUND
INVESCO DYNAMICS FUND,
INVESCO ENERGY FUND,
INVESCO FINANCIAL SERVICES FUND,
INVESCO GOLD & PRECIOUS METALS FUND,
INVESCO HEALTH SCIENCES FUND,
INVESCO INTERNATIONAL CORE EQUITY FUND (FORMERLY KNOWN AS INTERNATIONAL BLUE CHIP VALUE FUND),
INVESCO LEISURE FUND,
INVESCO MID-CAP GROWTH FUND,
INVESCO MULTI-SECTOR FUND,
AIM INVESCO S&P 500 INDEX FUND,
INVESCO SMALL COMPANY GROWTH FUND,
INVESCO TECHNOLOGY FUND,
INVESCO TOTAL RETURN FUND,
INVESCO UTILITIES FUND,
AIM MONEY MARKET FUND,
AIM INVESCO TAX-FREE MONEY FUND,
AIM INVESCO TREASURERS MONEY MARKET RESERVE FUND,
AIM INVESCO TREASURERS TAX-EXEMPT RESERVE FUND,
AIM INVESCO US GOVERNMENT MONEY FUND,
INVESCO ADVANTAGE FUND,
INVESCO BALANCED FUND,
INVESCO EUROPEAN FUND,
INVESCO GROWTH FUND,
INVESCO HIGH-YIELD FUND,
INVESCO GROWTH & INCOME FUND,
INVESCO REAL ESTATE OPPORTUNITY FUND,
INVESCO SELECT INCOME FUND,
INVESCO TAX-FREE BOND FUND,
INVESCO TELECOMMUNICATIONS FUND,

INVESCO U.S. GOVERNMENT SECURITIES FUND,
INVESCO VALUE FUND,
INVESCO; INVESCO LATIN AMERICAN GROWTH FUND (collect vely known as the "INVESCO FUNDS");
AIM STOCK FUNDS,
AIM COUNSELOR SERIES TRUST,
AIM SECTOR FUNDS INC.,
AIM BOND FUNDS INC.,
AIM COMBINATION STOCK AND BOND FUNDS INC.,
AIM MONEY MARKET FUNDS INC.,
AIM INTERNATIONAL FUNDS INC. (collectively known as the "IN /ESCO FUNDS REGISTRANTS");
AMVESCAP PLC,
NVESCO FUNDS GROUP, INC.;
TIMOTHY MILLER;
RAYMOND CUNNINGHAM;
THOMAS KOLBE;
EDWARD J. STERN;
AMERICAN SKANDIA INC.,
BREAN MURRAY & CO , INC ,
CANARY CAPITAL PARTNERS, LLC;
CANARY INVESTMENT MANAGEMENT, LLC;
CANARY CAPITAL PARTNERS, LTD.; and
JOHN DOES 1-100,

Defendants.

CLASS ACTION COMPLAINT
JURY TRIAL DEMANDED

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commiss on ("SEC") filings as well as other regulatory filings and reports and advisories about the INVES CO Funds (as defined in the caption of this case, above), press releases, and media reports abo t the INVESCO Funds Plaintiff believes that substantial additional evidentiary support will e tist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the INVESCO family of funds (*i.e.*, the INVESCO Funds as defined in the caption, above) between December 5, 1998 and November 24, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 24, 2003, after the market closed, AMVESCAP, defined below, revealed in a press release published over *Business Wire* that the Securities and Exchange Commission ("SEC") and the New York State Attorney General Elliot Spitzer ("New York Attorney General") intended on recommending civil enforcement actions against INVESCO Funds Group, defined below, based on market timing activity in the INVESCO family of mutual funds. In the release, defendants conceded that they permitted "[a]sset allocation strategies which result[ed] in market timing" in the INVESCO Funds, explaining that it was in the "Fund shareholders' best interests."

4. On December 1, 2003, *The Washington Post* reported on its website that the SEC and the New York Attorney General Elliot Spitzer planned on bringing charges against INVESCO Funds Group, defined below, and Raymond Cunningham as early as the following day for permitting predatory short-term trading to increase INVESCO Funds Group's management fees.

5. Subsequently, on December 2, 2003, the SEC, the New York Attorney General, and the Attorney General for the State of Colorado Ken Salazar ("Colorado Attorney General") separately filed civil charges against Raymond Cunningham and/or INVESCO Funds Group, Inc., all of whom allege that defendants permitted and encouraged market timing in INVESCO Funds to the detriment of long term shareholders by arranging "Special Situations" with certain privileged investors, including the Canary Defendants, defined below, who were permitted to engage in pervasive short-term trading in INVESCO Funds in exchange for large investments in the funds, commonly known as "sticky assets." The complaint filed by the New York Attorney General Elliot Spitzer ("Spitzer Complaint II") also charged defendants with permitting late-

trading by the Canary Defendants, defined below, in INVESCO Funds. The Canary Defendants, defined below, have been named as defendants in numerous other recently filed actions concerning their alleged participation in a wrongful and illegal scheme which allowed the Canary Defendants to engage in late trading and market timing in mutual fund families, including AllianceBernstein, Janus, One Group, Strong, and Nations funds. As a result of defendants' wrongful and illegal misconduct in INVESCO Funds, plaintiff and members of the Class suffered damages.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa), Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C.§ 80b-14); and 28 U.S.C. §§ 1331, 1337.

7. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant INVESCO Funds Group maintains its corporate headquarters in this District.

8. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets

PARTIES

9. Plaintiff Jerry Fattah, custodian for Basim Fattah, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the INVESCO Leisure Fund and has been damaged thereby.

10. Each of the INVESCO Funds, including the INVESCO Leisure Fund, are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant INVESCO Funds Group, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

11. AMVESCAP PLC ("AMVESCAP") is the ultimate parent of all of the INVESCO defendants. Through its subsidiaries, including defendant INVESCO Funds Group, defined below, AMVESCAP provides retail and institutional asset management services throughout the world. AMVESCAP is a London-based corporation and maintains an office at 11 Greenway Plaza, Houston, Texas 77046. AMVESCAP securities trade on the New York Stock Exchange under the symbol "AVZ."

12. INVESCO Funds Group, Inc. ("INVESCO Funds Group") is registered as an investment adviser under the Investment Advisers Act and managed and advised the INVESCO Funds during the Class Period. During this period, INVESCO Funds Group had ultimate responsibility for overseeing the day-to-day management of the INVESCO Funds. INVESCO Funds Group is located at 4350 South Monaco Street, Denver, Colorado

13. Defendants INVESCO Funds Registrants are the registrants and issuers of the shares of one or more of the INVESCO Funds, and their office is located at 11 Greenway Plaza, Houston, Texas 77046

14. Defendant Raymond Cunningham was, at all relevant times the President of INVESCO Funds Group, and since January 2003, Chief Executive Officer of INVESCO Funds Group, and was an active participant in the unlawful scheme alleged herei: .

15. Defendant Timothy Miller was, at all relevant times, the Cl ief Investment Officer of INVESCO Funds Group, and was an active participant in the unlawful cheme alleged herein.

16. Defendant Thomas Kolbe was, at all relevant times, Senio Vice President of National Sales of INVESCO Funds Group, and was an active participant n the unlawful scheme alleged herein.

17. AMVESCAP, INVESCO Funds Group, INVESCO Funds Registrants, Timothy Miller, Raymond Cunningham, Thomas Kolbe, and the INVESCO Funds are referred to collectively herein as the "Fund Defendants."

18 Defendant Brean Murray & Co , Inc. ("Brean Murray") is a Delaware corporation with offices at 570 Lexington Avenue, New York, New York 10022-682 :, and was an active participant in the unlawful scheme alleged herein.

19. Defendant American Skandia Inc. ("American Skandia") s a with offices at One Corporate Drive, Shelton, Connecticut 06484, and was an active partici; ant in the unlawful scheme alleged herein.

20. Defendant Canary Capital Partners, LLC is a New Jersey .imited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canar Capital Partners, LLC, and was an active participant in the unlawful scheme alleged herein.

21. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

22. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

23. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. and was an active participant in the unlawful scheme alleged herein.

24. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

25. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary INVESCO Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained

PLAINTIFF'S CLASS ACTION ALLEGATIC NS

26. Plaintiff brings this action as a class action pursuant to F deral Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all person or entities who purchased or otherwise acquired shares of the INVESCO Leisure Fund, or like interests in any of the other INVESCO Funds, between December 5, 1998 and November :4, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members pi rchased shares or other ownership units in INVESCO Funds pursuant to a registration statemen and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the INVESCO Funds including the INVESCO Leisure Fund, are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal rep esentatives, heirs, successors or assigns and any entity in which defendants have or had a :ontrolling interest.

27. The members of the Class are so numerous that joinder f all members is impracticable. While the exact number of Class members is unknown plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believe; that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the INVESCO Funds and may b notified of the pendency of this action by mail, using the form of notice similar to that customar ly used in securities class actions.

28 Plaintiff's claims are typical of the claims of the membe:s of the Class as all members of the Class are similarly affected by defendants' wrongful c nduct in violation of federal law that is complained of herein.

29. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

30. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the INVESCO Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

32. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to

investors, from at least as early as December 5, 1998 and until Novembe 24, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled cer ain favored investors to reap many millions of dollars in profit, at the expense of ordinary INVE: CO Funds' investors, including plaintiff and other members of the Class, through secret and il egal after-hours trading and timed trading. In exchange for allowing and facilitating this improp :r conduct, the Fund Defendants received substantial fees and other remuneration for themse! /es and their affiliates to the detriment of plaintiff and the other members of the Class who knew iothing of these illicit arrangements. Specifically, INVESCO Funds Group, as manager of the INVESCO Funds, and each of the relevant fund managers, profited from fees INVESCO Fund Group charged to the INVESCO Funds that were measured as a percentage of the fees under nanagement. Additionally, in exchange for the right to engage in illegal late trading a id timing, which hurt plaintiff and other Class members, by artificially and materially affectir g the value of the INVESCO Funds, the Canary Defendants, Brean Murray, clients of Ari erican Skandia, and the John Doe Defendants, agreed to park substantial assets in the Funds, th :reby increasing the assets under INVESCO Funds' management and the fees paid to INVE 3CO Funds' managers. The assets parked in the INVESCO Funds in exchange for the right to ı ngage in late trading and timing have been referred to as "sticky assets." The synergy between t ie Fund Defendants and the Canary Defendants, Brean Murray, clients of American Skandia, ai d John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutua fund companies and allowed defendants to profit handsomely at the expense of plaintiff anc other members of the Class.

Illegal Late Trading at the Expense of Plaintiff and Other Members of the Class

33. "Late trading" exploits the unique way in which mutual funds, including the INVESCO Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to plaintiff and other members of the Class, and in violation of SEC regulations, the Canary Defendants and the John Doe Defendants, secretly agreed with the Fund Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the Canary Defendants, and the John Doe Defendants, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while plaintiff and other members of the Class, who bought their INVESCO Funds shares lawfully, could not.

34. Here is an illustration of how the favored treatment accorded to the Canary Defendants took money, dollar-for-dollar, out of the pockets of ordinary INVESCO Funds investors, such as plaintiff and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise

and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the Canary Defendants, and other favored investors named herein, to purchase fund shares at the pre-4:00 p.m. price of $10 per share even after the post-4:00 p.m. news came out and the market had already started to move upwards. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, Canary's profit of $5 per unit comes, dollar-for dollar, directly from the other fund investors. This harmful practice, which damaged plaintiff and other members of the Class, is completely undisclosed in the Prospectuses by which the INVESCO Funds were marketed and sold and pursuant to which plaintiff and the other Class members purchased their INVESCO Funds securities. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. See 17 C.F.R. §270.22c-1(a).

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

35. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the

Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

36. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the INVESCO Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

37. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as the Canary Defendants, clients of American Skandia, and Brean Murray also did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

38. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

39. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Canary Defendants, Brean Murray, clients of American Skandia, and John Doe Defendants to time their trades, but, in the case of the Canary Defendants and clients of American Skandia, they also provided a trading platform and financed the timing arbitrage strategy and sought to profit and did profit from it

Defendants' Fraudulent Scheme

40. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint I"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to

> time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million o credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

41. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> *In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; *one study published last year estimated that such strategies cost long-term investors $5 billion a year.*
>
> The practice of placing late trades, which Mr Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events

after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

42. *The Wall Street Journal* reported that the Canary Defendants had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

43. On September 5, 2003, the trade publication, *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

44. On November 24, 2003, after the market closed, AMVESCAP issued a press release over *Business Wire* announcing that INVESCO Funds Group was likely to face civil enforcement actions brought by the SEC and the New York Attorney General for market timing in the INVESCO Funds. In the release, defendants conceded that they permitted illegal trading activity in the INVESCO Funds, claiming that it was in the "Fund shareholders' best interests", and stating, in relevant part, as follows:

> *Asset allocation strategies, which result in market timing, have been a very complicated issue for the mutual fund industry to manage for some time.* IFG, like many fund companies, recognized the challenge of supporting the legitimate investment

style of asset allocation while preventing short-term trac ing where it could be harmful. *The collective judgment of IFG's management was that Fund shareholders' best inte ests were served by trying to monitor all investors utilizing investment models calling for frequent asset allocation, ra her than remaining vulnerable to uncontrolled short-term tr ders who would go in and out of the funds when they chose in dollar amounts they chose, and at a frequency and velocity t iey chose, all with the potential harm that such uncontrolled tra ting could cause.*

To accomplish this IFG determined it could better con rol certain asset allocators and momentum investors by restricti g them to certain funds which, in its judgment, would not be adversely affected by their activities. This was done after consul ation with investment professionals and included restrictions and limitations designed to protect the Funds and their shareholders.

IFG's Fund prospectuses include guideline limits on the number of exchanges Fund shareholders may make. These guid lines were constantly monitored. *Where exceptions were made fo legitimate asset allocation strategies, restrictions, consistent with our overall policies designed to protect the Funds fro n harmful activity, were imposed.*

These restrictions included limitations on the dollar a mount and frequency of exchanges, restrictions on the Fund in which exchanges could be made, restrictions on when exch nges could be made, and reservation of the right to reject any e: change. In addition, it was IFG's practice to have these exceptio is reviewed by the investment department.

Any investor subject to restricted trading capacity w io violated those restrictions was further reduced in scope or quickly terminated. During the last 12 months, IFG has termin ited trading privileges for clients representing over $500 million in ssets.

These limitations and restrictions were adjusted wh never IFG thought it necessary to protect the Funds and their s iareholders in light of changing market conditions, investmen s rategies, or the portfolio manager's reassessment of what could be appropriately handled. In applying these standards there was never a requirement that any investor maintain other investments in exchange for additional trading capacity. [Emphas s added.]

45. On December 1, 2003, *The Washington Post* reported on :s website that civil charges against INVESCO Funds Group and Raymond Cunningham wo .ld likely be brought by the SEC and the New York Attorney General in connection with their in 'estigation of market timing and late trading practices in the mutual fund industry. The article reported the following, in relevant part:

> The action would also be the first time a fund company would be charged as a corporate entity for allowing only clients, a; opposed to insiders, to engage in market timing, a short-ter n trading strategy that sucks profits away from long-term investc rs
>
> * * *
>
> Mark H. Williamson, chief executive of AIM Invest. ients, the Amvescap subsidiary that distributes Invesco funds, als defended the firm's conduct in a Nov. 24 letter to shareholdc :s, saying Invesco officials had deliberately struck deals with time s in hopes of minimizing the damage done to ordinary investors.
>
> "IFG determined it could better control certain asset allc :ators and momentum investors by restricting them to certain fund which, in its judgment, would not be adversely affected by their ictivities," wrote Williamson, who was Invesco's chief executive ur :il January 2003. Williamson also wrote that an internal investi ;ation had found no evidence of market-timing by insiders or o the other practice that has been recently the subject of regulat ry action, "late trading" -- illegally accepting same-day orders or mutual fund shares placed after 4 p m.

46. On December 2, 2003, an article appearing in *The Wall . treet Journal* revealed that despite consistent warnings from portfolio managers of INVESCO Funds that short term trading in the INVESCO Funds harmed long term buy-and-hold shareh ılders, the Fund Defendants encouraged pervasive market timing in the funds by setting up "Special Arrangements" with at least two dozen hedge funds, including Canary :apital Partners, involving approximately $1 billion in fund assets In addition, the artic e reported that certain

favored investors were routinely exempt from INVESCO Funds' rules re garding exchanges in and out of the funds, and the applicable redemption fees. In relevant part the article states as follows:

> ***The push for growth ushered in the market timers. Former [INVESCO] fund manager Jerry Paul estimates t at $200 million of the $1 billion in his high-yield-bond fund c me from timers who traded rapidly in and out of his fund.***
>
> *. . . Among the market timers were Canary Capital Part ers LLC, a hedge fund, and clients of American Skandia Inc., wh ch set up investment vehicles that permitted such trades*, acc rding to documents released by Mr. [Elliot] Spitzer and for ner fund managers.
>
> * * *
>
> Invesco has long stated in its prospectuses that its policy s to allow only four exchanges in and out of its funds per year.
>
> * * *
>
> Tension between the fund managers and Invesc 's senior management boiled over at a series of meetings at Invesco's Denver headquarters in 1998. At one, Mr. Paul blasted the firm's practice of allowing market timers to freely move in nd out of Invesco funds. "Market timing is not good for long-term shareholders," he recalls telling senior managers
>
> * * *
>
> ***But then the market timers tried to sneak in the back door, say former fund managers. Assuming a variety of n mes, they invested chunks of money in amounts just under $2 million, so they could avoid detection by Invesco. By the sprin of 2002, trading by market timers was more pervasive than ev r, say the former fund managers.***
>
> An Invitation
>
> *By that point Invesco was striking agreements with so me market timers, giving them the right to rapidly trade certa n Invesco funds.* The company says it was able to do this because exceptions to the guideline limiting investors to four exchanges an ually were

> spelled out in the company's prospectuses. The company reserved the right "to modify or terminate the exchange policy, if i is in the best interests of the fund and its shareholders."
>
> * * *
>
> *Trent May, then the manager of Invesco's Endeavor an l Blue Chip Growth funds, says he knew the timers had gotten their foot ba :k in the door when Mr. Miller, the company's chief investment officer, vis ted his office in the spring of 2002 to talk about an investor who wanted t put money into his $100 million Endeavor fund.*
>
> *"They were going to be allowed a certain number of tr des," says Mr. May. He recalls that Mr. Miller told him to buy two exc tange-traded funds, "QQQs" and "SPDRs," funds that mirror large swath of the stock market. That might make it easier for Mr. May to quickly g t in and out of the market when timers moved money in and out. . . .*
>
> * * *
>
> *Mr. May says he regularly saw 5% -- $5 million -- swi gs in the amount of cash flowing in and out of his fund.* [Emphasis added.]

In the article, defendants actually conceded that they permitted and fa ilitated market timing in the INVESCO Funds, claiming that market timing *benefited* shareholde s:

> Mr. Kidd says Invesco believed that company could bett r monitor market timers and protect shareholders by locking the qu ck traders into specific agreements.
>
> *"Invesco allowed a limited number of shareholders to exceed exchange guidelines," the company said in the statem nt by Mr. Kidd. "This was done at all times under limitations a signed to ensure that any trading activity was consistent with th interests of all shareholders.* These limitations included limitati ns on the dollar amount and frequency of trades, restrictions on t e funds in which trades could be made, restrictions on when trade could be made and reservations of the right to reject any exchang "
>
> * * *
>
> *Invesco acknowledges that fund managers kept l rger cash positions because of the timers' trading, but disput s that the extra cash hurt shareholders, writing in its statement "Trading*

activities . . . within the portfolio managers' cash-management strategy do not hurt the fund and its shareholders. Indeed, such additional assets within a fund help all shareholders achieve lower costs." [Emphasis added.]

47. On December 2, 2003, the SEC, the New York and Colorado Attorneys General charged Raymond Cunningham and/or INVESCO Funds Group, Inc. with fraud in connection with the widespread market timing scheme in Invesco funds. In a complaint filed in the District Court for the City and County of Denver Colorado ("Colorado Complaint"), the Colorado Attorney General, Ken Salazar, alleges that beginning as early as 2000, defendant INVESCO Funds Group "sought out and extended market timing privileges to large institutional and other investors in order to induce them to invest in Invesco's mutual funds." Specifically, the Colorado Complaint alleges as follows, in relevant part:

> *By October 18, 2001, INVESCO had even developed a general policy that allowed market timing by certain select large investors. Among other things, this policy permitted extensive market timing, contrary to statements made in its prospectus. . .*
>
> * * *
>
> The largest market timer operator under an agreement with INVESCO was Canary Capital ("Canary"). Beginning in approximately the summer of 2001, Canary began a relationship with INVESCO in order to engage in market timing. . . *Ultimately, Canary had more than $300 million in market timing capacity in INVESCO.*
>
> * * *
>
> *By January, 2003, INVESCO had approved numerous "special situations" for market timing of its funds. INVESCO estimated that between $700 million and $1 billion of the assets of INVESCO at any given time were attributable to these market timers.*

* * *

> *A number of these "special situations" investors were also required to bring and deposit "sticky money" in other INVESCO funds as a condition of receiving market timing capacity at INVESCO.*
>
> The market timing permitted by INVESCO, including the receipt of "sticky money," was authorized by the highest levels of its management team. The Chief Operating Officer, Chief Investment Officer [Timothy Miller], and Sales Manager [Thomas Kolbe] all supported the policy of market timing. [Emphasis added.

48. Similarly, the complaint filed by the New York Attorney General Elliot Spitzer in the Supreme Court of New York in New York County (the "Spitzer Complaint II") alleges that beginning as early as 2001 to December 2, 2003, defendants knowingly permitted and encouraged market timing in the INVESCO Funds by certain favored investors, including Canary Capital Partners, clients of American Skandia, and Brean Murray. Specifically, the complaint alleges in relevant part as follows

> From at least the period from 2001 to present, Invesco routinely entered into timing arrangements with various institutional investors. It developed formal policies for approving and monitoring these arrangements, which were referred to as Invesco as "Special Situations"

* * *

> Timers moved their money rapidly in and out of the Invesco funds. To given an example of the size of the resulting flows, Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled $10.4 billion, more than twice the overall size of the fund. When all timing activity in the Dynamic fund's C shares (the shares most favored by timers like Canary) was aggregated he arrived at an annual turnover rate of more than 6000% (six thousand percent) for 2002

. . . During the two-year period, [Canary Capital Partners] realized profits (including the effect of hedging transac ions but excluding certain costs) of approximately $50 million, a eturn of approximately 110%. During the same period buy-and-hold investors in the Dynamics fund lost 34%. [Emphasis add d.]

49. The Spitzer Complaint II also described INVESCO's high y systematic approach to arranging Special Situations with certain privileged investors, quoting an internal memorandum, dated October 18, 2001, from Michael Legoski, Invesco's timing policeman to Invesco's Senior Vice President of National Sales, Thomas Kolbe:

> "*This memo is intended to identify to you, who, how and why we are working with timers at this junction.* In most cases p olicies and procedures have evolved over time, however, some a e a direct requirement from your predecessor, Mr Cunningham." L egoski then highlighted the key elements of Invesco's timing pol cy, including:
>
> - *I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limit tions.*
> - *Minimum dollar amount is $25 million*
> - *Invest only in IFG funds we clear for them and hen at a maximum dollar amount.*
> - *When out of the market the money must stay in ur Money Market or one of our bond funds.*
> - *Receive clearance on all relationships from Tim Miller.*
> - *Due to market conditions is why this program e ists.*
>
> [Emphasis added.]

According to the Spitzer Complaint II, by January 2003, the Fund Defe dants had arranged Special Situations with thirty-tree broker-dealers, including defendant E rean Murray which had approximately $56 million in timing Invesco funds, and forty registered investment advisors. In addition, the Spitzer Complaint II alleges that the Fund Defendants esta lished a policy on "sticky assets" with respect to Special Situations, highlighted in an inte nal INVESCO Funds

Group memorandum authored by Kolbe and Legoski: "Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded."

50. The Spitzer Complaint II further alleges that according to an internal memorandum dated January 15, 2003 prepared by INVESCO Funds Group's Chief Compliance Officer, turnover in the INVESCO Funds that was attributable to market timing was as follows: "6,346% for the Dynamics fund, 12,613% for the European fund, and 2[illegible],064% for the Small Company Growth fund. The memorandum concluded that "even in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio"

51. An internal INVESCO email quoted in the Spitzer Complaint II from defendant Miller to Cunningham, Kolbe, and Legoski dated February 12, 2003 confirmed that Canary Capital Management's market timing activity was disruptive to the INVESCO Funds and harmful to long term INVESCO Funds' shareholders

> I sent a message yesterday about the timers *(it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance.* I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. *This is NOT good business for us and they need to go.*
>
> *Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of late trading. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.* [Emphasis added.]

52. According to the complaint filed by the SEC against INV :SCO Funds Group and Cunningham ("SEC Complaint"), a memorandum to Cunningham ackno vledge the harm to ordinary INVESCO Funds' shareholders caused by market timing in the funds:

a. "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospe :tus policy (effectively changing the policy) without n itice to shareholders."

b. Allowing market timing "may not be . 'in the b st interests of the fund and its shareholders' and Inve sco certainly has not informed investors of a defacto change."

c. Regular mutual fund investors are harmed by mar cet timers because market timing increases the cash needs o funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions, and the necessit to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

d. Market timing creates negative income tax conse uences for ordinary long term mutual fund investors and '[t]his adds insult to injury for long-term shareholders, s nce they suffer potentially lower returns and an extra tax b irden." (emphasis in original)

e. A large amount of timing activity involves Inves o money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid invest nent strategy . . . which lowers performance "

f. Market timing has caused fluctuation of fund ass :ts as much as twelve percent within a single day and t iis causes "artificially high accruals [of expenses] charged o long term investors who are not market timers."

g. "By causing frequent inflows and outflows, marl et-timing investors impact the investment style of a fund. . . Virtually every portfolio manager at Invesco wo .ld concede that he or she has had to manage funds ifferently to accommodate market timers."

h. "High volumes of market timing activity increases the risk that portfolio managers will make errors. . ."

53. Further, the SEC Complaint alleges that INVESCO Funds Group established a Special Situations arrangement with many market timers, including Canary Capital Management beginning as early as May 2001. According to the SEC Complaint, the Special Situations agreement with Canary extended beyond market timing:

> Cunningham negotiated another arrangement with Canary in May of 2002, allowing Canary to market time $100 million of capacity in offshore mutual funds managed by an Invesco affiliate. Under this arrangement, Invesco received 10 basis points of any monies Canary transferred to the offshore funds. Canary placed its first trades in July 2002, resulting in a transaction fee to Invesco of approximately $60,000.
>
> * * *
>
> The boards of directors or trustees of the Invesco mutual funds determined as early as 1997 that market timing was detrimental to certain funds. To discourage such activities, the directors or trustees authorized the imposition of redemption fees in connection with those funds that were most effected by market timing in an effort to discourage the practice.
>
> Defendants never did any formal study that demonstrated that the approved market timing arrangements, whether pursuant to Special Situation agreements or those who were otherwise permitted, would be in the best interest of the funds.
>
> Invesco and Cunningham in early 2003 determined that Canary's trading had actually harmed Invesco fund shareholders. Instead of terminating the Special Situation with Canary, Invesco and Cunningham simply reduced Canary's timing "capacity" from $304 million to $80 million, confined Canary's trading to five particular funds, and slightly reduced the permitted frequency of Canary's market timing trades.

<u>The Prospectuses, Including the INVESCO Leisure Fund Prospectus, Were Materially False and Misleading</u>

54. Plaintiff and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the INVESCO Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

55. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> The value of your Fund shares is likely to change daily This value is known as the Net Asset Value per share, or NAV. The Advisor determines the market value of each investment in the Fund's portfolio each day that the New York Stock Exchange ("NYSE") is open, at the close of the regular trading day on that exchange (normally 4.00 p.m. Eastern time), , except that securities traded primarily on the Nasdaq Stock Market ("Nasdaq") are normally valued by a Fund at the Nasdaq Official Closing Price provided by Nasdaq each business day

56 The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> All purchases, sales, and exchanges of Fund shares are made by the Advisor at the NAV next calculated after the Advisor receives proper instructions from you or your financial intermediary Instructions must be received by the Advisor no later than the close of the NYSE to effect transactions at that day's NAV. If the Advisor receives instructions from you or your financial intermediary after that time, the instructions will be processed at the NAV calculated after receipt of these instructions.
>
> * * *
>
> HOW TO BUY SHARES

> If you buy $1,000,000 or more of Class A shares and redeem the shares within eighteen months from the date of purchase, you may pay a 1% CDSC at the time of redemption. . . . With respect to redemption of Class C shares held twelve months or less, CDSC of 1% of the lower of the total original cost or current market value of the shares may be assessed.
>
> * * *
>
> *TO SELL SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE 4:00 P.M. EASTERN TIME.* [Emphasis added.]

57 The Prospectuses falsely stated that INVESCO Funds Group actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the August 28, 2003 Prospectuses for the INVESCO Dynamics Fund, INVESCO S&P 500 Index Fund (currently known as AIM INVESCO S&P 500 Index Fund), and INVESCO Mid-Cap Growth Fund stated as follows:

> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interest of the Fund. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940.

58. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiff and the other members of the Class:

(a) that defendants had entered into an agreement allowing the Canary Defendants, clients of American Skandia, Brean Murray, and the John Doe Defendants to time their trading of the INVESCO Funds shares and/or to "late trade";

(b) that, pursuant to that agreement, Canary, clients of American Skandia, Brean Murray and other favored investors regularly timed and/or late-traded the INVESCO Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants, clients of American Skandia, Brean Murray and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated INVESCO Funds policies,

(d) that the Fund Defendants regularly allowed Canary, clients of American Skandia, Brean Murray and other favored investors to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) that the amount of compensation paid by the INVESCO Funds to INVESCO Funds Group, because of the INVESCO Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to INVESCO Funds Group by the INVESCO Funds and their respective shareholders, including plaintiff and other members of the Class.

Defendants' Scheme and Fraudulent Course of Bus ness

59. Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the INVESCO Funds, or otherwise, and/or (ii) participating in a scheme to defraud and/c : a course of business that operated as a fraud or deceit on purchasers of the INVESCO Funds s ares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defer dants to profit at the expense of plaintiff and the other Class members.

Additional Scienter Allegations

60 As alleged herein, defendants acted with scienter in that d fendants knew that the public documents and statements issued or disseminated in the name of t e INVESCO Funds were materially false and misleading; knew that such statements or docu ients would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or docum nts as primary violations of the federal securities laws. Defendants, by virtue of their re eipt of information reflecting the true facts regarding INVESCO Funds, their control over, a d/or receipt and/or modification of INVESCO Funds' allegedly materially misleading misst itements and/or their associations with the INVESCO Funds which made them privy to confic ential proprietary information concerning the INVESCO Funds, participated in the fraudul nt scheme alleged herein.

61. Additionally, the Fund Defendants and the Fund Individi al Defendants were highly motivated to allow and facilitate the wrongful conduct alleged he ein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein I i exchange for allowing

the unlawful practices alleged herein, the Fund Defendants and Fund Indi idual Defendants received, among other things, increased management fees from "sticky as ets" and other hidden compensation paid in the form of inflated interest payments on loans to th e Canary and John Doe Defendants..

62. The Canary Defendants, clients of American Skandia, Bre n Murray and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full k nowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against The INVESCO Funds Registrants For Viol tions of Section 11 Of The Securities Act

63. Plaintiff repeats and realleges each and every allegation c ntained above as if fully set forth herein, except that, for purposes of this claim, plaintiff exp essly excludes and disclaims any allegation that could be construed as alleging fraud or inte tional or reckless misconduct and otherwise incorporates the allegations contained above.

64 This claim is brought pursuant to Section 11 of the Secur ies Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against th INVESCO Funds Registrants.

65. The INVESCO Funds Registrants are the registrants for t e fund shares sold to plaintiff and the other members of the Class and are statutorily liable un ler Section 11. The INVESCO Funds Registrants issued, caused to be issued and participate l in the issuance of the

materially false and misleading written statements and/or omissions of ma erial facts that were contained in the Prospectuses.

66. Plaintiff was provided with the INVESCO Leisure Fund P ospectus and, similarly, prior to purchasing units of each of the other INVESCO Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class m mbers purchased shares of the INVESCO Funds pursuant or traceable to the relevant false nd misleading Prospectuses and were damaged thereby.

67. As set forth herein, the statements contained in the Prospe tuses, when they became effective, were materially false and misleading for a number of r asons, including that they stated that it was the practice of the INVESCO Funds to monitor an take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p m. each trading day with respect to all investors wh n, in fact, Canary, clients of American Skandia, Brean Murray and other select investors (th e John Does named as defendants herein) were allowed to engage in timed trading and late-trad at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia* the following material and adverse facts:

(a) that defendants had entered into an unlawful agre ment allowing Canary, clients of American Skandia, Brean Murray to time its trading of the IN 'ESCO Funds shares and/or to "late trade;"

(b) that, pursuant to that agreement, Canary, clients of American Skandia, Brean Murray regularly timed and/or late-traded the INVESCO Funds s ares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against Canary, clients of American Skandia, and Brean Murray;

(d) that the Fund Defendants regularly allowed Canary clients of American Skandia, and Brean Murray to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, Canary Defendants, clients of American Skandia, Brean Murray and John Doe Defendants benefited financially at the expense of the INVESCO Funds investors including plaintiff and the other members of the Class.

68. At the time they purchased the INVESCO Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against AMVESCAP and INVESCO Funds Group as Control Persons of The INVESCO Funds Registrants For Violations of Section 15 of the Securities Act

69 Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above

70. This Claim is brought pursuant to Section 15 of the Securities Act against AMVESCAP and INVESCO Funds Group, each as a control person of the INVESCO Funds Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the INVESCO Funds' public filings, press releases and other publications are the collective actions of AMVESCAP and INVESCO Funds Group.

71. The INVESCO Funds Registrants are liable under Section 11 of the Securities Act as set forth herein.

72. Each of AMVESCAP and INVESCO Funds Group was a "control person" of the INVESCO Funds Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of INVESCO Funds -- by virtue of their positions of control and authority over the INVESCO Funds Registrants -- AMVESCAP and INVESCO Funds Group directly and indirectly, had the power and authority, and exercised the same, to cause the INVESCO Funds Registrants to engage in the wrongful conduct complained of herein. AMVESCAP and INVESCO Funds Group A issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

73. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, AMVESCAP and INVESCO Funds Group are liable to plaintiff and the other members of the Class for the INVESCO Funds Registrants' primary violations of Section 11 of the Securities Act

74. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against AMVESCAP and INVESCO Funds Group

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

75. At all relevant times, the market for INVESCO Funds was an efficient market for the following reasons, among others:

(a) The INVESCO Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the INVESCO Funds were regularly filed with the SEC;

(c) Persons associated with the INVESCO Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The INVESCO Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain clients of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

76. As a result of the foregoing, the market for the INVESCO Funds promptly digested current information regarding INVESCO Funds from all publicly available sources and reflected such information in the respective INVESCO Funds NAV. Investors who purchased or

otherwise acquired shares or interests in the INVESCO Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the INVESCO Funds during the Class Period suffered similar injury through their purchase or acquisition of INVESCO Funds securities at distorted prices that did not reflect the risk and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

77 Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

78. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase INVESCO Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

79 Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the INVESCO Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated INVESCO Funds' assets and

otherwise distorted the pricing of their securities in violation of Section 1(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in th : wrongful and illegal conduct and scheme charged herein.

80. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the INVESCO Funds' operations, as specified herein.

81 These defendants employed devices, schemes and artifice to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed and late trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

82 The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

83. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the INVESCO Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the

securities trade, and/or on the absence of material adverse information tha was known to or recklessly disregarded by defendants but not disclosed in public statement; by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the INVESCO Funds during the Class Period at distorted prices and were damaged thereby.

84. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the INVESCO Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

85. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

86 As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the INVESCO Funds shares during the Class Period.

FOURTH CLAIM

Against AMVESCAP (as a Control Person of INVESCO Funds Group); INVESCO Funds Group (as a Control Person of INVESCO Funds Registrants); and INVESCO Funds Registrants (as a Control Person of the INVESCO Funds) For Violations of Section 20(a) of the Exchange Act

87. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act

88. This Claim is brought pursuant to Section 20(a) of the Exchange Act against AMVESCAP as a control person of INVESCO Funds Group, INVESCO Funds Group as a control person of INVESCO Funds Registrants, and INVESCO Funds Registrants as a control person of the INVESCO Funds.

89. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the INVESCO Funds' public filings, press releases and other publications are the collective actions of AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants.

90. Each of AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants acted as controlling persons of the INVESCO Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the INVESCO Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the INVESCO Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

91. In particular, each of AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants had direct and supervisory involvement in the operations of the INVESCO

Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

92. As set forth above, AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, AMVESCAP, INVESCO Funds Group, and INVESCO Funds Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of INVESCO Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against INVESCO Funds Group [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

93. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

94. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

95. INVESCO Funds Group served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

96 As a fiduciary pursuant to the Investment Advisers Act, INVESCO Funds Group was required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U S C. §80b-6, governing the conduct of investment advisers

97. During the Class Period, INVESCO Funds Group breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, INVESCO Funds Group allowed the Canary, clients of American Skandia, Brean Murray, and John Doe Defendants to secretly engage in late trading and timing of the INVESCO Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich INVESCO Funds Group, among other defendants, at the expense of plaintiff and other members of the Class

98. INVESCO Funds Group breached its fiduciary duty owed to plaintiff and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

99. INVESCO Funds Group is liable as a direct participant in the wrongs complained of herein. INVESCO Funds Group, because of its position of authority and control over the INVESCO Funds Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the INVESCO Funds.

100. INVESCO Funds Group had a duty to (1) disseminate accurate and truthful information with respect to the INVESCO Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. INVESCO Funds Group participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of INVESCO Funds Group's

breaches of fiduciary duties including: (1) increasing its profitability at pl intiff's and other members of the Class' expense by allowing Canary and the John Doe Def endants to secretly time and late trade the INVESCO Funds shares; and (2) placing its interes ts ahead of the interests of plaintiff and other members of the Class.

101. As a result of INVESCO Funds Group's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

102. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with INVESCO Funds Group and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiff and other members of the Class rescission of their contracts with INVESCO Funds Group, including recovery of all fees which would otherwise apply, and recovery of all fees paid to INVESCO Funds Group pursuant to such agreements;

(d) causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(e) Awarding plaintiff and the Class their reasonable c sts and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may dee just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 4, 2003

BADER ASSOCIATES, LC

By: [signature]
Gerald L. Bader, Jr.
Renée B. Taylor
14426 E. Evans Avenue, Suite 200
Denver, Colorado 80014
Telephone: (303) 534-17 0
Facsimile: (303) 534-170

MILBERG WEISS BERSHAD
HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0155
(212) 594-5300

LAW OFFICE OF ALFRED G.
YATES, JR., P.C.
Alfred G. Yates, Jr.
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, PA 15219
(412) 391-5164

Attorneys for Plaintiff

CERTIFICATION
PURSUANT TO FEDERAL SECURITIES LAWS

Jerry Patton a/f/b/o [illegible] Patton ("Plaintiff") declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the class action complaint and authorizes its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transaction(s) in Invesco Funds that is/are the subject of this action is/are:

Purchased 225,302 shares Invesco Leisure Fund on 12/27/1999 @ $47 [illegible]/share
Acquired 46,594 shares Invesco Leisure Fund on 12/29/2000 @ $37 [illegible]

5. During the three years prior to the date of this Certificate, Plaintiff has sought to serve or served as a representative party for a class in a case under the federal securities laws as follows (list, if any):

6. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this [illegible] day of December, 2003

[signature]
Plaintiff